Exhibit (a)(2)

December 21, 2005

Dear Fellow Fairmont Shareholder:

      Reject the Unsolicited Partial Take-Over Bid by Icahn Partners LP and Icahn Partners Master Fund LP

Icahn Partners LP and Icahn Partners Master Fund LP (collectively, “Icahn”) recently launched an unsolicited partial take-over bid to purchase up to 29,648,400 common shares (or approximately 41% of the issued and outstanding shares) of Fairmont Hotels & Resorts Inc. for US$40.00 per share.

Your Board of Directors has appointed a Special Committee of Directors to consider, among other things, the Icahn offer and possible alternatives thereto, and to report to the Board. The Special Committee has been assisted by its financial advisors, UBS Securities LLC, Avington International and Scotia Capital Inc., who have each provided the Board with an opinion that, as of the date of such opinion, the Icahn offer is inadequate, from a financial point of view, to Fairmont’s shareholders. The full text of each financial advisor’s opinion is provided in the Directors’ Circular and should be read in its entirety. Following the unanimous recommendation of the Special Committee, your Board has unanimously concluded that the Icahn offer is inadequate and not in your best interests as a shareholder of Fairmont.

Your Board unanimously recommends that you REJECT the Icahn offer and not tender any of your Fairmont shares to Icahn pursuant to the Icahn offer.

In reaching its conclusion, your Board of Directors, assisted by its financial and legal advisors, carefully considered all aspects of the Icahn offer, including the factors described in the enclosed Directors’ Circular. In making your decision regarding the Icahn offer, you should consider, among other things, the following factors:

•	the Icahn offer is a highly conditional, partial offer that seeks to provide Icahn with control of Fairmont, without offering, in the judgment of the Special Committee and the Board of Directors, an appropriate control premium for the shares purchased or any premium for the shares not purchased;

•	in the opinion of our financial advisors, the Icahn offer is inadequate from a financial point of view to Fairmont shareholders (other than Icahn and certain parties related to Icahn);

•	the consideration offered under the Icahn offer represents a discount to the average trading price of the Fairmont shares since the announcement of Icahn’s intention to make the Icahn offer;

•	there are risks associated with Icahn’s lack of experience in operating a company such as Fairmont;

•	if successful, the Icahn offer will reduce the public float of Fairmont, which could adversely affect the trading price of the remaining Fairmont shares;

•	the Icahn offer fails to comply with the shareholder approved permitted bid requirements of Fairmont’s Shareholder Rights Plan; and

•	the Special Committee, assisted by its financial advisors, is actively exploring alternatives to the Icahn offer.

The accompanying Directors’ Circular contains a more detailed description of these and other factors considered by your Board of Directors. We urge you to read the Directors’ Circular in its entirety so that you will be fully informed as to the Board of Directors’ recommendation.

As described above, the Special Committee, with the assistance of its financial advisors, is actively exploring alternatives to the Icahn offer that could potentially provide shareholders with greater value. The alternatives being considered may include a possible transaction with one or more third parties. It is too early to assess the ultimate outcome of any particular alternative transaction. You can expect to hear further from your Board of Directors before the expiry of the Icahn offer.

You do not need to do anything immediately as the Icahn offer will be open until at least February 7, 2006.

Your Board believes that the Icahn offer is an opportunistic attempt to make a short-term profit on Icahn’s investment in Fairmont’s shares. None of the directors or senior officers of Fairmont has accepted or intends to accept the Icahn offer.

We urge you to read the enclosed material carefully. If you have any questions concerning our recommendation that you REJECT the Icahn offer, please call Georgeson Shareholder, Fairmont’s information agent, toll-free at 1-866-334-3399 from anywhere in Canada or the United States.

On behalf of the Board of Directors, I would like to thank you for your continued support.

On behalf of the Board of Directors

PETER C. GODSOE
Chairman of the Board of Directors